Form 10-K405, Exhibit 13
period 1999-12-31
CONDEV LAND FUND II LTD
filed 2000-02-24
CIK 828744

                                                                February 7, 2000

Condev Land Fund II, Ltd.
1999 Annual Report

Dear Limited Partner:

Enclosed is your Schedule K-1 (Form 1065) relating to the Partnership's operations for the year ended December 31, 1999. If your investment is held by a custodian, the K-1 is for information purposes only. A copy of this form has been sent to your custodian.

The financial statements of the Partnership for the year ending December 31, 1999 are on the reverse side hereof. There were two sales of Partnership property during 1999. The sale of the property located at Alafaya Trail and McCulloch Road in Seminole County, Florida was concluded in July. A total of $923,728 or $31 per unit was distributed to limited partners on August 6. The sale of the 20-acre commercial tract in the Glenbrook Planned Development was closed on December 23, 1999, and net proceeds of $1,200,859 or $40.30 per unit were distributed to limited partners on December 29, 1999. Both of these sales have been described in prior reports. As of December 31, 1999, the net asset value (book value) per unit of limited partner interest was $40.30. The Partnership owns one remaining property.

Glenbrook P.U.D.. This property, located on US Highway 27 just north of State
----------------
Road 192 in Lake County, Florida, consists of two parcels: multi-family, and single-family. The multi-family parcel closed in escrow on January 31, 2000. Because of the unique practices of the Florida Housing Finance Authority, funding of the closed transaction will not occur until some time in February, 2000. The closing of the 71-acre single family site has been reset again, and is now scheduled for February 29, 2000. In both of these cases, the Partnership is being compensated for the extension of closing dates.

If these two contracts close as expected, all liabilities of the Partnership will be paid and a final distribution to limited partners will be made shortly thereafter. The Partnership will then be terminated

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.

Sincerely yours,

CONDEV ASSOCIATES

                                      20